PRESIDENT’S MESSAGE TO SHAREHOLDERS

Year in Review

2011 was a building year for Taseko where we advanced our three key assets: Gibraltar production steadily increased and we commenced Gibraltar Development Plan 3 to increase capacity to 85,000 tons per day; New Prosperity re-entered the environmental assessment process after a year of additional engineering studies; and, at Aley, we completed a major drilling and exploration program. These initiatives are the cornerstone of ongoing growth for the Company and the subsequent increase in shareholder value.

Employee health and safety is a core focus of management. At Gibraltar, our efforts to improve in these areas are reflected in our 2011 safety performance. The combined medical aid and lost time injury frequency rate has steadily improved since restarting the mine and in 2011 was reduced by nearly 40% over 2010.

Financially, 2011 was another strong year for Taseko. Gross profit for the year was $86.3 million, with net earnings of $27.0 million ($0.14 per share) from the sale of our share of 82.9 million pounds of copper and 1.3 million pounds of molybdenum. Additionally, we took advantage of a window in the high yield debt market to issue $200 million of eight year senior notes and ended the year with over $275 million cash.

Gibraltar

Production
2011 Copper and molybdenum production at Gibraltar was 82.9 million pounds and 1.3 million pounds, respectively. Copper production was slightly lower than the previous year as a result of mining lower grade ore and the loss of milling capacity associated with de-bottlenecking the SAG direct feed system. Molybdenum production, however, increased by over 40%, as compared to the prior year, as a result of significant improvements in molybdenum metal recovery.

Gibraltar Development Plan 3 (GDP3)
A common theme in the mining industry over the past number of years has been capital cost overruns. It is true that it is much more expensive to build a mine today than, say, 10 years ago, but we believe capital costs increases of 20%, 40% and even much higher, are largely a function of improper cost management. These cost escalations should not be the industry norm. We have just completed a cost review with our lead engineering firm and the project remains on budget. As of today, GDP3 construction is nearly 40% complete and approximately 75% of the originally budgeted $325 million is now committed. The project is on time and expected to begin commissioning in December this year.

GDP3 will have a substantial impact on Gibraltar’s production levels. The project includes the construction of a standalone 30,000 ton per day concentrator, built alongside the existing 55,000 ton per day facility. The additional capacity provided by GDP3 will increase Gibraltar's annual copper production capacity by a further 60 million pounds, to 180 million pounds, at the life of mine average grade. Included in GDP3 will be the construction of a new molybdenum plant which will nearly triple annual production to three million pounds.

New Prosperity

Taseko’s wholly-owned New Prosperity Gold-Copper Project provides long-term value for the Company.

We are actively working on this project, which holds exciting potential for the Company’s stakeholders, including shareholders and local communities. In November 2011, the project entered into a new federal review process that will examine Taseko’s revised plans. These revised plans address the environmental concerns identified in the original environmental assessment process, and importantly, includes the preservation of Fish Lake.

The process, being led by the Canadian Environmental Assessment Agency, will use information gathered in the previous review and is expected to be completed in November 2012.

Aley

The advancement of Taseko’s 100% owned Aley Niobium Project, located in northern British Columbia, has been given a high priority over the past year.

In March 2012, we announced a 170% resource increase and upgrade at Aley. The new Measured and Indicated Resource is 286 million tonnes with an average grade of 0.37% Nb205 (at a 0.2% Nb205 cutoff) and contains 739 million kilograms of niobium. The confirmation of a Measured and Indicated resource provides additional confidence that the deposit will support a long life, low cost mine.

Planned activities in 2012 include the construction of an access road, further metallurgical test work and completion of a feasibility study. We expect to make an investment decision in early 2013.

Market Review

The market price for copper is the primary driver of the Company’s profitability and our ability to generate operating cash flow. During 2011, the average price of copper was roughly US$4.00 per pound, which is nearly 20% higher than the average price in 2010. Although copper pricing was strong in 2011, it remained volatile and declined in the last few months of the year, before rebounding again in early 2012.

We believe it is prudent financial management to ensure a minimum revenue stream. In order to minimize the impact of the copper price volatility, we implemented a hedging strategy in 2009 using put options to secure a minimum price. For 2012, put options were purchased for approximately 90% of our share of copper production, creating a US$3.50 per pound floor for the year.

Looking into 2012

Taseko’s management team looks forward to unlocking shareholder value in 2012. Our near-term organic growth at Gibraltar is driven by a fully-funded mine development program, which will nearly double annual copper production and provide a three year payback and a 35% internal rate of return. In addition, we have a diversified 100% owned gold, copper and niobium project pipeline providing the Company with strong mid-term growth potential.

I would like to thank all of our employees for their continued hard work and commitment in 2011. It is their dedication that has brought the Company to the position it is at today. In addition, we have the opportunity to work with world class suppliers and partners. Together, the Board and Management of your Company look forward to 2012 as we continue to grow the Company and unlock shareholder value.

Kind regards,

Russell E. Hallbauer
President and Chief Executive Office